Exhibit 14

Financial Code of Conduct

Salem Media Group, Inc. (the “Company”) has always held itself and its directors and employees to the highest standards of ethical behavior in all business dealings. These standards include an expectation that the integrity of the Company’s financial reporting will never be compromised. All Salem employees and directors have a primary responsibility to ensure that all Company transactions are properly accounted for in the Company’s accounting records and reflected on the Company’s public reports.

It is appropriate to adopt a code of conduct uniquely applicable to financial matters and which supplements the Code of Ethics to which all employees of the Company are subject.

Specifically, each person subject to this Code of Conduct will at all times:

1.	If working on financial documents and matters, ensure that external and internal financial data, and other information contained in the Company’s public reports (a) present the facts in accordance with United States Generally Accepted Accounting Principles (GAAP) fairly and completely, and (b) accurately, timely and understandably set forth the facts they purport to represent.
2.	Uphold honest and ethical conduct, especially in relation to the handling of actual and apparent conflicts of interest.
3.	Report any conflicts of interest or any violation or suspected violation of this code of ethics as described below.
4.	Ensure the Company is in full compliance with the law, all applicable rules and regulations, and Company policy, both in letter and in spirit.
5.	Refrain from using the Company’s confidential information, Company resources or corporate opportunities learned in the course of one’s work for personal advantage without prior written approval from their supervisor.

Any person who violates this Code of Conduct is subject to disciplinary action, which may include termination of employment. The same is true of people who know of but fail to report another employee or director’s violation of law or Company policy.

Any person who has reason to believe or suspect that this Ethical Code has been violated should immediately report the basis for such belief or suspicion to the Company. The report can be made through the Company’s Ethics Helpline either telephonically (at 866-224-2163) or via the Internet (at www.SalemEthics.com). Reports to the Company’s Ethics Helpline may be left anonymously, but the more information provided the greater ability the Company will have to investigate.